FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February, 2003


                            Toyota Motor Corporation
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           Aichi Prefecture 471-8571,
                                      Japan
                    (Address of Principal Executive Offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                              Form 20-F X Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                    Yes No X

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

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Material Contained in this Report:

I. English translation of a press release, dated February 14, 2003, relating to the return of a substituted portion of the employment pension fund by Daihatsu Motor Co., Ltd. ("Daihatsu") and Daihatsu's amendment to its full-year consolidated business performance projections for the fiscal year ended March 31, 2003.

II. English translation of a press release, dated February 14, 2003, announcing the registrant's new product and distribution strategy.

III. English translation of Amendment No. 7(a) to the Substantial Shareholding Report, as filed by the registrant with the Tokai Local Finance Bureau of the Ministry of Finance of Japan on February 19, 2003, relating to the registrant's and Daihatsu's shareholding in Toyoda Machine Works, Ltd.

IV. English-language translation of a press release, dated February 25, 2003, announcing the registrant's decision to repurchase up to 17,000,000 shares of common stock at a price of JPY2,805 per share.

V. English-language translation of a press release, dated February 26, 2003, relating to the registrant's repurchase of 16,015,000 shares of common stock for an aggregate purchase price of JPY44,922,075,000.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Toyota Motor Corporation


                                          By:   /s/ Takahiko Ijichi
                                                -----------------------------
Date:  February 27, 2003                       Name:  Takahiko Ijichi
                                               Title: General Manager,
                                                      Accounting Division